UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted] ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

09057246

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 67529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Interval Placements & Research, LLC
Sailfish Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1995 Broadway, 6th Floor
(No. and Street)

New York	NY	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David McClean 516 680 6630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Davis, Graber, Plottzker & Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 East 58th Street, New York, NY 10155
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, David McClean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interval Placements & Research, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

David McClean

Title

Managing Member and Principal

Kathyann Clarke
Notary Public-State of New York
No. 01CL6068060
Qualified in Kings County
Commission Expires December 24, 20 09

Kathyann Clarke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DGPW
Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

INDEPENDENT AUDITORS' REPORT

To the Member of
Interval Placements & Research, LLC

We have audited the accompanying statement of condition of Interval Placements & Research, LLC (a development Stage Company) as of December 31, 2008 and the related statements of net loss and members' capital and cash flows for the year then ended and the period from September 6, 2006 (inception) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Interval Placements & Research, LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Davis, Graber, Plotzker & Ward, LLP

Davis, Graber, Plotzker & Ward, LLP
New York, NY
February 20, 2009

Interval Placements & Research, LLC
(a development stage company)
Statement of Financial Condition

Assets

Current:		
Cash	$	19,431
Consulting fee receivable		5,000
		24,431

Liabilities and Member's Capital

Current Liabilities:		
Accounts payable	$	2,400
Payable to member		1,144
		3,544
Member's capital, including deficit accumulated during the development stage of $15,719		20,887
	$	24,431

See accompanying notes to financial statements.

Note 1- Summary of Significant Accounting Policies

Description of Business

Sailfish Securities LLC (the "Firm"), a Delaware limited liability company, was formed on September 6, 2006 and became a member of FINRA on July 18, 2007 (commencement of operations). The Company changed its name to Interval Placements & Research, LLC in 2008.

Income Taxes

The Company is a single member limited liability company and, as such, is a disregarded entity for federal and state income taxes. The Company's taxable income is included in the income tax returns of its member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Note 2 - Related Party Transactions

The Company, which has no personnel or facilities, entered into a Personnel and Facilities Arrangement (" Arrangement ") with an affiliated limited liability company ("Affiliate") in July 2007. The Arrangement provided for a monthly fee to be paid to the affiliate based on the estimated monthly allocated time and facility expenses believed to be allocable to the Company. The Arrangement terminated in May 2008 with the sale of the Company to an unrelated party. Expenses totaling $5,000 were allocated during the year ended December 31, 2008.

Note 3- Development Stage Operations

The Company, from its inception, has devoted its efforts primarily to administrative functions and developing business. Nominal revenues have been earned from inception to December 31, 2008. The Company plans to cover its operating costs during the development stage by additional capital contributions from its member.

Note 4- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital not exceed a ratio of 15 to 1. At December 31, 2008, the Company had net capital of $15,887 and a net capital ratio of .22 to 1. The Company's minimum net capital requirement was $5,000.

DGPW

Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5

To the Member of
Interval Placements & Research, LLC

In planning and performing our audit of the financial statements of Interval Placements & Research (a development stage company) for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sailfish Securities LLC (A Development Stage Company) that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

Davis, Graber, Plotzker & Ward, LLP

Davis, Graber, Plotzker & Ward, LLP
New York, New York
February 20, 2009

END